SIMPSON THACHER & BARTLETT

ICBC TOWER, 35TH FLOOR

3 GARDEN ROAD

HONG KONG

(852) 2514-7600

FACSIMILE (852) 2869-7694

DIRECT DIAL NUMBER +852-2514-7650	E-MAIL ADDRESS clin@stblaw.com

April 24, 2012

VIA EDGAR

Mr. Larry Spirgel, Assistant Director

Mr. Terry French, Accountant Branch Chief

Ms. Claire DeLabar, Staff Accountant

Ms. Celeste M. Murphy, Legal Branch Chief

Ms. Kate Beukenkamp, Staff Attorney

Division of Corporation Finance

U.S. Securities & Exchange Commission 100 F Street, NE

Washington, D.C. 20549

Re:	Focus Media Holding Limited

Amendment No. 3 to Form 20-F for Fiscal Year Ended December 31, 2010

Filed February 13, 2012

Responses dated March 22, 2012 and April 3, 2012

File No. 000-51387

Dear Mr. Spirgel, Mr. French, Ms. DeLabar, Ms. Murphy and Ms. Beukenkamp:

On behalf of our client, Focus Media Holding Limited, a company organized under the laws of the Cayman Islands (the “Company” or “Focus Media”), we are filing herewith amendment no. 4 to the Company’s annual report on Form 20-F referenced above, which amendment incorporates all changes previously submitted on April 18, April 3 and March 22, 2012 in response to the comment letters, dated April 10, March 20 and February 23, 2012, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”).

Leiming Chen     Philip M.J. Culhane     Daniel Fertig     Celia Lam     Chris Lin     Sinead O’Shea     Jin Hyuk Park     Youngjin Sohn     Kathryn King Sudol     Christopher Wong     Resident Partners

SIMPSON THACHER & BARTLETT, HONG KONG IS AN AFFILIATE OF SIMPSON THACHER & BARTLETT LLP WITH OFFICES IN:

NEW YORK     BEIJING     HOUSTON     LOS ANGELES     LONDON     PALO ALTO     SÃO PAULO     TOKYO     WASHINGTON, D.C.

SIMPSON THACHER & BARTLETT
2

If you have any questions regarding the annual report on Form 20-F, please do not hesitate to contact me at +852-2514-7650, or my colleague Daniel Fertig at +852-2514-7660.

Very truly yours,

/s/ Chris Lin

Chris Lin

Enclosures

cc:	Kit Leong Low, Chief Financial Officer

Focus Media Holding Limited